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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-10263	June 19, 2004

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

GuideStone Funds

4.	Address of principal executive office (number, street, city, state, zip code):

2401 Cedar Spring Road, Dallas, Texas 75201-1407

PricewaterhouseCoopers LLP Two Commerce Square, Suite 1700 2001 Market Street Philadelphia PA 19103-7042 Telephone (267) 330 3000 Facsimile (267) 330 3300 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

of GuideStone Funds (formerly AB Funds Trust)

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 19, 2004 of the following:

•	Securities managed by Northern Trust Investments, Inc. in Equity Index Fund, Value Equity Fund and Small Cap Equity Fund (the “Equity Funds”), and

•	Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Flexible Income Fund I, Growth & Income Fund I, Capital Opportunities Fund I, Global Equity Fund I, Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the “Funds”).

Management is responsible for the Equity Funds’ and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Equity Funds’ and the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Equity Funds’ and the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 19, 2004, and with respect to agreement of security and futures contract purchases and sales, for the period from December 31, 2003 (the date of our last examination), through May 19, 2004:

•	Confirmation of securities held by institutions in book entry form at Depository Trust Company on behalf of Northern Trust Company by reviewing a sample of securities managed by Northern Trust Investments, Inc. for the Equity Funds (the “sample”).

•	Reconciliation of all such securities of the Equity Funds to the books and records of the Equity Funds and Northern Trust Company, the Custodian.

•	Confirmation of all outstanding futures contracts managed by Northern Trust Investments, Inc. shown on the books and records of the Funds with brokers.

•	Agreement of 107 purchases and 105 sales of securities and futures contracts managed by Northern Trust Investments, Inc. in the Equity Funds and the Funds since the commencement of operations from the books and records of the Equity Funds and the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Equity Funds’ and the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 19, 2004 with respect to securities reflected in the investment accounts of the Equity Funds and the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of GuideStone Funds (formerly AB Funds Trust) and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

June 19, 2004

August 30, 2004

Mr. Bill McGinley

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Dear Bill:

We, as members of management of AB Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We performed, with assistance from Northern Trust (see attached letter), an evaluation of AB Funds Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 19, 2004, and from December 31, 2003 through May 19, 2004 for the following:

•	Securities managed by Northern Trust Investments, Inc. in Equity Index Fund, Value Equity Fund and Small Cap Equity Fund (the “Equity Funds”), and

•	Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Flexible Income Fund I, Growth & Income Fund I, Capital Opportunities Fund I, Global Equity Fund I, Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the “Funds”).

Based on this evaluation, we assert that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 19, 2004 and from December 31, 2003 through May 19, 2004, with respect to securities reflected in the investment accounts of the Equity Funds and the Funds.

O.S Hawkins, President and CEO

Jeffrey P. Billinger, Treasurer

Rodney R. Miller, Secretary